UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*
AtlasClear Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)
128745106
(CUSIP Number)
February 9, 2024

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[_] Rule 13d-1(b)
[X]  Rule 13d-1(c)
[_]  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1. NAMES OF REPORTING PERSONS

Funicular Funds, LP

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ?
(b) ?

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

 Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5. 	SOLE VOTING POWER

	1,176,997

6.	SHARED VOTING POWER

	0

7.	SOLE DISPOSITIVE POWER

	1,176,997

8.	SHARED DISPOSITIVE POWER

	0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,176,997

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    ?

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)

12. TYPE OF REPORTING PERSON (see instructions)

 PN

(1) The reporting persons ownership consists of 600,000 private placement warrants and a $6 million secured convertible promissory note convertible at an initial price of $10.00 per share, each subject to a 9.99% beneficial ownership limitation, and 600,000 shares of Common Stock. The foregoing calculation is based upon 11,781,759 shares of Common Stock outstanding as reported by the Issuer on Form 8-K filed with the Securities and Exchange Commission on February 15, 2024.




1. NAMES OF REPORTING PERSONS

Cable Car Capital LLC (2)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ?
(b) ?

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

 California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5. 	SOLE VOTING POWER

	1,176,997

6.	SHARED VOTING POWER

	0

7.	SOLE DISPOSITIVE POWER

	1,176,997

8.	SHARED DISPOSITIVE POWER

	0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,176,997

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    ?

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)

12. TYPE OF REPORTING PERSON (see instructions)

 IA, PN

(1) The reporting persons ownership consists of 600,000 private placement warrants and a $6 million secured convertible promissory note convertible at an initial price of $10.00 per share, each subject to a 9.99% beneficial ownership limitation, and 600,000 shares of Common Stock. The foregoing calculation is based upon 11,781,759 shares of Common Stock outstanding as reported by the Issuer on Form 8-K filed with the Securities and Exchange Commission on February 15, 2024.

(2) Cable Car Capital LLC, as the General Partner of Funicular Funds, LP, and Jacob Ma-Weaver, as the Managing Member of Cable Car Capital LLC, may each be deemed the beneficial owner of the shares held by Funicular Funds, LP.

1. NAMES OF REPORTING PERSONS

Jacob Ma-Weaver (2)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ?
(b) ?

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

 United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5. 	SOLE VOTING POWER

	1,176,997

6.	SHARED VOTING POWER

	0

7.	SOLE DISPOSITIVE POWER

	1,176,997

8.	SHARED DISPOSITIVE POWER

	0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,176,997

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    ?

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (2)

12. TYPE OF REPORTING PERSON (see instructions)

 IN

(1) The reporting persons ownership consists of 600,000 private placement warrants and a $6 million secured convertible promissory note convertible at an initial price of $10.00 per share, each subject to a 9.99% beneficial ownership limitation, and 600,000 shares of Common Stock. The foregoing calculation is based upon 11,781,759 shares of Common Stock outstanding as reported by the Issuer on Form 8-K filed with the Securities and Exchange Commission on February 15, 2024.

(2) Cable Car Capital LLC, as the General Partner of Funicular Funds, LP, and Jacob Ma-Weaver, as the Managing Member of Cable Car Capital LLC, may each be deemed the beneficial owner of the shares held by Funicular Funds, LP.
Item 1.
a. Name of Issuer

        AtlasClear Holdings, Inc.

b. Address of Issuers Principal Executive Offices

 		4221 W. Boy Scout Blvd., Suite 300, Tampa, FL 33607

Item 2.
(a) Name of Persons Filing

 		Funicular Funds, LP
    Cable Car Capital LLC
        Jacob Ma-Weaver

(b) Address of the Principal Office or, if none, residence

 		601 California Street, #1151, San Francisco, CA 94108

(c) Citizenship

  		Funicular Funds, LP  Delaware
		Cable Car Capital LLC  California
		Jacob Ma-Weaver  United States

(d) Title of Class of Securities

        Common Stock, par value $0.0001 per share

(e) CUSIP Number

        128745106

Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b)
or (c), check whether the person filing is a:
(a) ? 	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ? 	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ? 	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
78c).
(d) ? 	Investment company registered under section 8 of the Investment Company
 Act of 1940 (15 U.S.C. 80a-8).
(e) ?  	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) ? 	An employee benefit plan or endowment fund in accordance with
240.13d-1(b)(1)(ii)(F);
(g) ? 	A parent holding company or control person in accordance with
240.13d-1(b)(1)(ii)(G);
(h) ? 	A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i) ? 	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ? 	Group, in accordance with 240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:

		Funicular Funds, LP  1,176,997
  	 	Cable Car Capital LLC  1,176,997
		Jacob Ma-Weaver  1,176,997

(b) Percent of class:

		Funicular Funds, LP  9.99%
  	 	Cable Car Capital LLC  9.99%
		Jacob Ma-Weaver  9.99%

(c) Number of shares as to which the person has:

i. Sole power to vote or to direct the vote

 		 	Funicular Funds, LP  1,176,997
 	 	 	Cable Car Capital LLC  1,176,997
			Jacob Ma-Weaver  1,176,997

ii. Shared power to vote or to direct the vote

			Funicular Funds, LP  0
  	 	 	Cable Car Capital LLC  0
			Jacob Ma-Weaver  0

iii. Sole power to dispose or to direct the disposition of

			Funicular Funds, LP  1,176,997
  	 	 	Cable Car Capital LLC  1,176,997
			Jacob Ma-Weaver  1,176,997

iv. Shared power to dispose or to direct the disposition of

			Funicular Funds, LP  0
  	 	 	Cable Car Capital LLC  0
			Jacob Ma-Weaver  0

**See footnotes on cover pages which are incorporated by reference herein.

Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ?.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
 Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.  Identification and Classification of Members of the Group.
Not applicable.
Item 9.  Notice of Dissolution of Group.
Not applicable.
Item 10.  Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

    Dated: February 16, 2024
					FUNICULAR FUNDS, LP
					By:	/s/ Jacob Ma-Weaver
						Name: Jacob Ma-Weaver
						Title: Managing Member of the General Partner

					CABLE CAR CAPITAL LLC
					By:	/s/ Jacob Ma-Weaver
						Name: Jacob Ma-Weaver
						Title: Managing Member

					JACOB MA-WEAVER
					By:	/s/ Jacob Ma-Weaver
						Jacob Ma-Weaver






Exhibit A

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 16, 2024
					FUNICULAR FUNDS, LP
					By:	/s/ Jacob Ma-Weaver
						Name: Jacob Ma-Weaver
						Title: Managing Member of the General Partner

					CABLE CAR CAPITAL LLC
					By:	/s/ Jacob Ma-Weaver
						Name: Jacob Ma-Weaver
						Title: Managing Member

        JACOB MA-WEAVER
					By:	/s/ Jacob Ma-Weaver
						Jacob Ma-Weaver


CUSIP No. 128745106	  	13G 	  	Page 2 of 5 Pages